Exhibit 4.4.1.7

EMPLOYMENT AGREEMENT

THIS AGREEMENT (the “Agreement”) is entered into as of August 1, 2001 by and between Rinker Materials Corporation, a Georgia corporation (the “Company”), and Karl Watson, Jr. (the “Executive”).

WHEREAS, the parties wish to provide for the continued employment of the Executive by the Company on the terms and conditions herein set forth; and

WHEREAS, the parties wish to formalize their present understanding of the terms of employment of the Executive and provide a base upon which any future amendments to their relationship can be developed;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

1.                                       Term of Employment.  The Company hereby agrees to continue the Executive in its employ and the Executive hereby agrees to remain in the employ of the Company for a period commencing on July 1, 2001 (the “Effective Date”) and ending on the third anniversary of such date (the “Employment Period”).  The Employment Period will automatically be extended on the first anniversary of the Effective Date (and on each anniversary thereafter) for an additional one-year period unless either party to this Agreement gives the other party hereto written notice of its intention not to extend the Employment Period at least 180 days prior to the applicable anniversary date.

2.                                       Position and Duties.  During the Employment Period, the Executive shall be employed as the Vice President, Florida Materials Division of the Company and shall report directly to the Chief Executive Officer.  The Executive’s duties and responsibilities to the Company shall at all times be consistent with his position as an executive officer of the Company.  During the Employment Period, and excluding any periods of vacation and other leave to which the Executive is entitled, the Executive agrees to devote all of his time and attention during normal business hours to the business and affairs of the Company and to use his reasonable best efforts to perform faithfully and efficiently the duties and responsibilities assigned to him hereunder.  During the Employment Period it shall not be a violation of this Agreement for the Executive to serve on corporate, civic or charitable boards or committees, deliver lectures, fulfill speaking engagements or teach at educational institutions and devote reasonable amounts of time to the management of his and his family’s personal investments and affairs, so long as such activities do not significantly interfere with the performance of the

Executive’s responsibilities as an employee of the Company in accordance with this Agreement.  It is expressly understood and agreed that to the extent that any such activities have been conducted by the Executive prior to the Effective Date, the reinstatement or continued conduct of such activities (or the reinstatement or conduct of activities similar in nature and scope thereto) subsequent to the Effective Date shall not thereafter be deemed to interfere with the performance of the Executive’s responsibilities to the Company.  The Executive’s principal place of employment shall be the executive offices of the Company in West Palm Beach, Florida or any location less than 30 miles from such location, although the Executive understands and agrees that he may be required to travel from time to time for business purposes.

3.                                       Compensation During the Employment Period.  During the Employment Period, the Executive shall be compensated as follows:

(a)                                  Annual Base Salary.  The Executive shall be paid a base salary (“Annual Base Salary”) at the rate of $242,000 per annum.  The Executive’s Annual Base Salary will be paid in accordance with the Company’s regular payroll practices applicable to its executive officers, as established from time to time.  The rate of Annual Base Salary shall be reviewed at least annually by the Board of Directors of CSR America, after consideration of the recommendations of the Chief Executive Officer, and may be increased, but not decreased, on the basis of such review.

(b)                                 Annual Bonus.  In addition to Annual Base Salary, the Executive shall be eligible to earn, for each fiscal year ending during the Employment Period, an annual bonus (the “Annual Bonus”) in cash based upon the Company achieving one or more performance goals and targets set in good faith by the Board of Directors of the Company after reasonable consultation with the Chief Executive Officer.  The target amount for the Annual Bonus for each fiscal year (the “Target Amount”) shall be 40% of the Executive’s Annual Base Salary, subject to the achievement of the performance goals and targets for such year.  The Annual Bonus payable to the Executive for a fiscal year may be greater than the Target Amount based upon performance in excess of the target or targets set by the Board of Directors for that year, and may be equal to 0% of the Target Amount in the case of performance below the target or targets for that year.  The Annual Bonus paid to the Executive shall be determined in accordance with criteria set by the Board of Directors after reasonable consultation with the Chief Executive Officer.  Each fiscal year during the Employment Period, the Company will establish an annual bonus plan in which the Executive will participate (the “Annual Plan”) and that will provide the Executive with a bonus opportunity not less than that described above in this Subsection (b). The Annual Bonus for a given fiscal year shall be paid no later than the end of the third month of the fiscal year next following the fiscal year for which the Annual Bonus is awarded.

The amount of the Annual Bonus for any partial fiscal year during the Employment Period shall be prorated by multiplying the amount of the Annual Bonus that would be paid to the Executive for the full fiscal year by a fraction, the numerator of which shall be the number of days in such fiscal year occurring during the Employment Period, and the denominator of which shall be 365.

(c)                                  Long Term Incentive Compensation.  During the Employment Period, the Executive shall be entitled to participate in all incentive compensation plans, practices, policies, and programs maintained by the Company for its senior executives at a participation level reflecting the Executive’s position and on terms and conditions no less favorable than those available to any other peer executive, including, but not limited to, the CSR America, Inc. Long Term Incentive Plans as they may be amended from time to time.

(d)                                 Savings and Retirement Plans.  During the Employment Period, the Executive shall be entitled to participate in all savings and retirement plans, practices, policies, and programs maintained by the Company as may be in effect from time to time with respect to other peer executives of the Company.  In addition, subject to the Company’s right to terminate such plan, during the Employment Period the CSR America, Inc. Supplemental Executive Profit Sharing 401(k) Plan (the “SERP”) shall remain in full force and effect and the Executive shall continue to accrue additional benefits during the Employment Period under the SERP in accordance with the terms and conditions thereof. At all times during the Employment Term unless the SERP is otherwise terminated, the terms and provisions of the SERP shall be no less favorable to the Executive than the terms and provisions of the SERP in effect immediately prior to the Effective Date.

(e)                                  Welfare Benefit Plans.  During the Employment Period, the Executive and/or the Executive’s family, as the case may be, shall be entitled to participate in and shall receive all benefits under all welfare benefit plans, practices, policies, and programs maintained by the Company (including, without limitation, medical, annual executive physical, prescription, dental, vision, short-term disability, long-term disability, group life, and accidental death and dismemberment plans and programs) as may be in effect from time to time with respect to other peer executives of the Company.

(f)                                    Fringe Benefits.  During the Employment Period, the Executive shall be entitled to all fringe benefits and other perquisites, including, but not limited to, cellular telephone and related expenses and a lap top computer, commensurate with those available to other peer executives of the Company in accordance with the plans, practices, programs, and policies of the Company as may be in effect from time to time.

(g)                                 Car Allowance.  During the Employment Period, the Company will pay to the Executive a car allowance of $1,050 per month during the first year of his employment hereunder.  The amount of this allowance shall increase by 4% per year during subsequent years.

Such allowance may be used for the costs and expenses associated with the leasing, use, maintenance, insurance and repair of the Executive’s car.

(h)                                 Club Membership.  During the Employment Period, the Company will reimburse the Executive up to an amount equal to 3½% of the Executive’s Annual Base Salary, but not to exceed $8,400, per year for the cost and expenses (including initiation fees and annual dues) of social and/or business clubs. The $8,400 limitation on the amount of this allowance shall increase by 4% per year during subsequent years.

(i)                                     Expenses.  During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in accordance with the policies, practices, and procedures of the Company as may be in effect from time to time with respect to other peer executives of the Company.

(j)                                     Office and Support Staff.  During the Employment Period, the Executive shall be entitled to an office of a size and with furnishings and other appointments, and to secretarial and other assistance, as is appropriate to the Executive’s position, but in no event less than those provided to the Executive by the Company immediately prior to the Effective Date.

(k)                                  Vacation.  During the Employment Period, the Executive shall be entitled to paid vacation in accordance with the policies of the Company as in effect from time to time with respect to other peer executives of the Company.

4.                                       Termination of Employment.  Subject to the provisions of this Section 4, the Company may terminate the Executive’s employment and the Executive may resign from his employment for any lawful reason or for no stated reason.

(a)                                  Termination or Resignation in General.   If, during the Employment Period, the Company terminates the Executive’s employment or the Executive resigns from his employment, the Company shall pay the Executive the full amount of the Executive’s Annual Base Salary through the Date of Termination (as defined in Section 4(e) below) to the extent accrued but not paid, plus a cash payment (calculated on the basis of the Executive’s rate of Annual Base Salary then in effect) for all unused paid time off which the Executive may have accrued as of the Date of Termination.  In addition, in the sole discretion of the Board, the Company may pay the Executive a pro rata portion of his Annual Bonus (determined in accordance with Section 3(b)) for the fiscal year of the Company in which such termination or resignation occurs.  Such Salary and accrued paid time off shall be paid to the Executive within 30 days following the Date of Termination, and such Annual Bonus, if any, shall be paid at the time contemplated by Section 3(b).  (The sum of the amounts described in this Subsection (a) shall hereinafter be referred to as the “Accrued Obligations”).

(b)                                 Termination Without Cause or Resignation for Good Reason.  If, during the Employment Period, the Company terminates the Executive’s employment other than for Cause or Disability or the Executive resigns from his employment for Good Reason:

(i)                                     the Company shall pay to the Executive in a lump sum in cash within 30 days following the Date of Termination the aggregate of the following amounts:

(A)                              the Accrued Obligations payable to the Executive under Section 4(a), except that the portion of the Accrued Obligations attributable to the Annual Bonus shall be paid at the time described in Section 4(b)(i) notwithstanding the timing of payment set forth in Section 4(a) and assuming for purposes of determining such bonus the achievement of target performance through the Date of Termination; and

(B)                                a separate lump sum supplemental retirement benefit equal to the difference between (1) the aggregate value of the Profit Sharing Contribution Account and Matching Contribution Account (as defined in the CSR America, Inc. Profit Sharing 401(k) Plan or any successor plan thereto (the “401(k) Plan”)) and the Company Account (as defined in the SERP) under the SERP that the Executive would receive if (i) the Executive’s employment continued at the compensation level provided for in Sections 3(a) and (b) of this Agreement (but assuming that such salary and bonus each increase 4% per annum) for two years following the Date of Termination, (ii) the Executive made pre-tax contributions at the highest permissible rate (disregarding any limitations imposed by the Code, which may or may not be set forth in the 401(k) Plan) for such two year period, and (iii) the Profit Sharing Contribution Account, Matching Contribution Account, and Company Account were fully vested, and (2) the actual aggregate value of the vested portions of the Executive’s Profit Sharing Contribution Account, Matching Contribution Account, and Company Account, if any, under the 401(k) Plan and the SERP;

(ii)                                  the Company shall pay to the Executive for a period of 24 months following the Date of Termination his then Annual Base Salary and Annual Bonus assuming for purposes of determining such bonus the achievement of the Target Amount. Such Annual Base Salary shall be paid at the time contemplated by Section 3(a) and such Annual Bonus shall be paid at the time contemplated by Section 3(b).  In the event of the Executive’s death before all amounts due under the Subsection (b)(ii) have been paid to the Executive, the amounts payable to the Executive under this Subsection (b)(ii) shall be paid to the Executive’s Beneficiary;

(iii)                               for the 24 month period following the Date of Termination or such longer period as any plan, program, practice or policy may provide (the “Benefit Continuation Period”), the Company shall continue on the same terms and conditions the benefits to the Executive and/or the Executive’s family provided to them under the plans, programs, practices and policies described in Section 3(e) as may be in effect from time to time with respect to other peer executives of the Company and their families; provided, however, that if the Executive becomes re-employed with another employer and is eligible to receive medical or other welfare benefits under another employer provided plan, the medical and other welfare benefits described herein shall cease on the date the Executive becomes a participant in such other plan; and

(iv)                              the Company shall provide the Executive with up to $10,000 for outplacement services commensurate with those provided to terminated executives of comparable level made available through and at the facilities of a reputable and experienced vendor.

(c)                                  Termination for Cause or Resignation Without Good Reason.  If, during the Employment Period, the Company terminates the Executive’s employment for Cause or the Executive resigns from his employment without Good Reason, this Agreement shall terminate without further obligations of the Company to the Executive other than for payment of Accrued Obligations or as may otherwise be required by law.  In such case, all Accrued Obligations shall be paid to the Executive in cash at the times described in Section 4(a).

(d)                                 Death or Disability.  If the Executive’s employment is terminated by reason of his death or Disability during the Employment Period, this Agreement shall terminate without further obligations of the Company to the Executive or his legal representatives under this Agreement, other than for payment of Accrued Obligations or as may otherwise be required by law.  All Accrued Obligations shall be paid to the Executive (or his Beneficiary in the case of his death) in cash at the times described in Section 4(a).

(e)                                  Notice and Date of Termination.  Any termination by the Company or by the Executive during the Employment Period shall be communicated by a notice of termination to the other party hereto given in accordance with Section 11(b) of this Agreement (the “Notice of Termination”).  The Notice of Termination shall indicate the specific termination provision in this Agreement relied upon, and to the extent applicable, set forth in reasonable detail all of the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.  The date of the Executive’s termination of employment with the Company (the “Date of Termination”) shall be determined as follows: (i) if the Executive’s employment is terminated by the Company other than for Cause or Disability, the date specified in the Notice of Termination, (ii) if the Executive resigns other than for Good Reason, the later of the date specified in the Notice of Termination or ten days following the date such notice is received by the Company, (iii) if the Executive resigns for Good Reason, ten days following the date the Notice of Termination is received by the Company, (iv) if the Executive’s employment is terminated by the Company for Cause, the later of the date specified in the Notice of Termination or ten days following the date such notice is received by the Executive, (v) if the Executive’s employment is terminated as the result of his death, the date of death, and (vi) if the Executive’s employment is terminated by reason of Disability, thirty days following the date the Notice of Termination is received by the Executive, provided that the Executive shall not have returned to perform his duties in accordance with Section 2 during such thirty day period.  In the event the

Executive or the Company fails to set forth in the Notice of Termination any fact or circumstance which could provide or support a basis for termination, the Executive or the Company, as the case may be, shall have waived all of its rights hereunder and be precluded from asserting such fact or circumstance at a later date in support of the Executive’s or the Company’s rights hereunder.

(f)                                    Certain Reduction of Payments by the Company.  Notwithstanding anything in this Section 4 to the contrary, in the event the amounts payable under the preceding provisions of this Section 4 exceed the maximum amount permitted under the Australian Corporations Act (the “Maximum Amount”), then the aggregate of amounts payable to or for the benefit of the Executive pursuant to this Agreement shall be reduced to the Maximum Amount. This paragraph only applies if the Company is required to comply with the Australian Corporations Act at the time of termination.

5.                                       Non-exclusivity of Rights.  Except as otherwise expressly provided for in this Agreement, nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in any plan, program, policy or practice provided by the Company for which the Executive may qualify, nor shall anything herein limit or otherwise affect such rights as the Executive may have under any contract or agreement with the Company.  Amounts which are vested benefits or which the Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

6.                                       Full Settlement.  The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others.  In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and, except as otherwise expressly provided for in this Agreement, such amounts shall not be reduced whether or not the Executive obtains other employment.

7.                                       Protective Covenants.

(a)                                  No Competing Employment.  For so long as the Executive is employed by the Company and continuing for two years after the Date of Termination (such period being referred to hereinafter as the “Restricted Period”), the Executive shall not, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with (irrespective of whether or not you receive remuneration for such activity), as an officer, employee, partner, stockholder, consultant or otherwise, any individual, partnership, firm, corporation or other business organization or entity that competes with the Company, its parent or any of their subsidiaries (collectively, the “Group”).

(b)                                 No Solicitation.  During the Restricted Period, the Executive shall not, whether for his own account or for the account of any other individual, partnership, firm, corporation or other business organization (other than the Group), intentionally solicit, endeavor to entice away from the Group, or otherwise interfere with the relationship of the Group with, any person who is employed by or otherwise engaged to perform services for the Group or any person or entity who is, or was within the then most recent twelve-month period, a customer, client or supplier of the Group.

(c)                                  Confidentiality.  The Executive recognizes that the services to be performed by him hereunder are special, unique and extraordinary in that, by reason of his employment hereunder, the Executive may acquire Confidential Information and trade secrets concerning the operation of the Group, the use or disclosure of which could cause the Group substantial losses and damages which could not be readily calculated and for which no remedy at law would be adequate.  Accordingly, the Executive covenants and agrees that he will not at any time, except in performance of his obligations to the Company hereunder or with the prior written consent of the Company, directly or indirectly disclose to any person any secret or Confidential Information that the Executive may learn or have learned by reason of his association with the Group.

(d)                                 Exclusive Property.  The Executive confirms that all Confidential Information is and shall remain the exclusive property of the Group.  All business records, papers and documents (including electronic media or data) kept or made by Executive relating to the business of the Group shall be and remain the property of the Group.  Upon the termination of Executive’s employment with the Company or upon the request of the Company at any time, the Executive shall promptly deliver to the Company, and shall not without the consent of the Company retain copies of, any written materials (including electronic media or data) not previously made available to the public, or records or documents (including electronic media or data) made by the Executive or coming into Executive’s possession concerning the business or affairs of the Group.

(e)                                  No Disparagement.  During Executive’s employment with the Company and for a period of 24 months following the Date of Termination, neither the Executive nor the Company and its directors, officers, agents and affiliates shall make any statement or communicate any information (whether oral or written) that disparages or reflects negatively on the other.  The Company also agrees that it shall not interfere with Executive’s efforts to obtain subsequent employment.  Nothing herein shall preclude Executive or the Company from complying with a subpoena or other lawful process.

(f)                                    Injunctive Relief.  Without intending to limit the remedies available to the Company, the Executive acknowledges that a breach of any of the covenants contained in this Section 7 will result in material irreparable injury to the Group for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining the Executive from engaging in activities prohibited by this Section 7 or such other relief as may be required to specifically enforce any of the protective covenants in this Section 7.

(g)                                 Duration.  The terms of the protective covenants in this Section 7 shall survive the expiration of this Agreement.

8.                                       Indemnification.  The Company will, to the fullest extent permitted by law, indemnify and hold the Executive harmless from any and all liability arising from the Executive’s service as an employee, officer or director of the Company.  The terms of this indemnification provision shall survive the expiration of this Agreement.

9.                                       Successors.

(a)                                  This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution.  This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal representatives.

(b)                                 This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(c)                                  The Company shall require any successor (whether direct or indirect, by purchase, merger, statutory share exchange, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place; provided, however, that no such assumption shall relieve the Company of its obligations hereunder.  As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

10.                                 Definitions.  For purposes of this Agreement, the following capitalized words shall have the meanings set forth below:

(a)                                  “Beneficiary” shall mean the person or persons designated by the Executive in writing to receive any benefits payable to the Executive hereunder in the event of the Executive’s death or, if no such person is so designated, the Executive’s estate.  No beneficiary designation shall be effective unless it is received by the Company prior to the date of the Executive’s death.

(b)                                 “Board” shall mean the Board of Directors of the Company.

(c)                                  “Cause” shall mean (i) material violations by the Executive of the Executive’s obligations under Section 2 of this Agreement (other than as a result of incapacity due to physical or mental illness) which are willful on the Executive’s part, and which are not remedied in a reasonable period of time after receipt of written notice from the Company specifying such violations, (ii) willful or reckless conduct by the Executive which the Board in good faith reasonably determines could be expected to have a material adverse effect on the business, assets, properties, results of operations, financial condition or prospects of the Company, (iii) commission by the Executive of an act or acts involving fraud, embezzlement, misappropriation, theft, breach of fiduciary duty or dishonesty against the property or personnel of the Company or in violation of the Company’s code of ethics, or (iv) the conviction of the Executive of a felony involving an act of dishonesty.  Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the Board at a meeting of the Board called and held for such purpose, finding that in the good faith opinion of the Board the Executive was guilty of conduct set forth above and specifying the particulars thereof in reasonable detail.

(d)                                 “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.  References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.

(e)                                  “Confidential Information” shall mean all proprietary or confidential information of the Group (as defined in Section 7(a)) including, but not limited to, information concerning such Group’s products, facilities, processes, trade secrets, know-how, systems, suppliers, customers, financial information, and business plans, prospects or opportunities, other than information that is generally available to the public other than as a result of disclosure by the Executive in violation of the confidentiality covenant contained in Section 7(c).

(f)                                    “Disability” shall mean the absence of the Executive from his duties with the Company for 180 consecutive business days as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to the Executive or the Executive’s legal representative (such agreement as to acceptability not to be withheld unreasonably).

(g)                                 “Good Reason” shall mean the occurrence of any of the following events:

(i)  an adverse and material change of the Executive’s duties inconsistent in any respect with the Executive’s position (including, without limitation, status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 2, other than any changes in the Executive’s position, authority, duties or responsibilities that;

(A)                              are reasonable and appropriate in connection with a business restructuring which reduces, in less than in a substantial manner, the assets, net worth, cash flow or earnings of the Executive’s Business Unit or

(B)                                result in a position, authority, duties or responsibilities that are, in the aggregate, generally equivalent to those contemplated by Section 2,

which in either case do not result in a change in any manner in the Executive’s compensation or benefits as set forth in Section 3,

(ii)  any material failure by the Company to comply with any of the provisions of this Agreement that is not remedied by the Company promptly after receipt of notice thereof given by the Executive, or

(iii)  the Company requiring the Executive to be based at any office or location other than that described in Section 2 hereof without the Executive’s prior written consent.

11.                                 Miscellaneous.

(a)                                  This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without reference to principles of conflict of laws.  The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.  This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(b)                                 All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

Karl Watson, Jr.

13781 Greentree Trail

Wellington, Florida 33414

If to the Company:

Rinker Materials Corporation

1501 Belvedere Road

West Palm Beach, Florida 33406

Attention:  Chief Executive Officer

or such other address as either party shall have furnished to the other in writing in accordance herewith.  Notice and communications shall be effective when actually received by the addressee.

(c)                                  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

(d)                                 The Company may withhold from any amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(e)                                  The Executive’s or the Company’s failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason pursuant to Section 4(b) of this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(f)                                    No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement and this Agreement shall supersede all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, with respect to the subject matter hereof.

(g)                                 In any litigation arising out of this Agreement, including appeals, the prevailing party shall be entitled to recover all costs incurred, including reasonable attorneys’ fees.

(h)                                 The Executive and the Company acknowledge that, except as may otherwise be provided under any other written agreement between the Executive and the Company, the employment of the Executive by the Company is “at will” and may be terminated by either the Executive or the Company at any time.

IN WITNESS WHEREOF, the Executive has hereunto set his hand and, pursuant to the authorization from the Board of Directors, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

/s/ Karl Watson, Jr.
Karl Watson, Jr.

Rinker Materials Corporation

By:	/s/ David V. Clarke
David V. Clarke, Chief Executive Officer

June 1, 2004

Karl Watson, Jr.

42 B Pentecost Avenue

St. Ives, NSW  2075

Australia

Re:          Employment Agreement (the “Agreement”) entered into as of August 1, 2001 by and between Rinker Materials Corporation (the “Company”), and Karl Watson, Jr. (the “Executive”)

Dear Karl:

We have agreed as follows:

1.     As set forth in this letter and pursuant to Section II(a) of the Agreement, effective as of June 1, 2004, the Executive shall remain employed by the company, serve as the President of the Company’s Rinker Materials West Division, and shall report directly to the Chief Executive Officer.

This letter shall be accepted, effective and binding, for all purposes, when the Executive shall have signed and transmitted to the Company a copy of this letter in accordance with Section II (b) of the Agreement.  Except as expressly amended hereby, the Agreement shall remain in full force and effect and is hereby ratified by the parties.

If the foregoing correctly sets forth the terms of our Agreement, please sign this Letter on the line provided below, whereupon it will constitute a binding agreement between us.

Very truly yours,

Rinker Materials Corporation

	By:	/s/ David V. Clarke
Title: Chief Executive Officer

Accepted and Agreed:

/s/ Karl Watson, Jr.
Karl Watson, Jr.

June 1, 2004
Date